Mail Stop 3561

April 13, 2006

Christopher Paterson, President
Cantop Ventures Inc.
564 Wedge Lane
Fernley, Nevada 89408

> **Re: Cantop Ventures Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed March 31, 2006**
> **File No. 333-128697**

Dear Mr. Paterson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please include in the Summary section, in the Risk Factors section, and in the Plan of Operations section appropriate disclosure of your need to update your claim on an annual basis, stating the cost of this procedure and disclosing any adverse effect failure to renew the claim will have on your company or its operations.

Risk Factors, page 5

2. We note your response to comment 1 in our letter dated February 28, 2006. Please add an additional risk factor to discuss fully the risks involved in holding your claim through a trustee and the absence of documentation of this arrangement.

Plan of Operations, page 23

3. Please revise your discussion to include your plan of operations for the next 12 months following the date of the prospectus. Since your amendment was filed on March 31, 2006, it is inappropriate to include statements such as "we anticipate

> commencing the phase one program in Winter of 2005 and completing it within three months of commencement."

Financial Statements, page F-1

4. We advise you that your interim statements for the quarter ended October 31, 2005 provided in response to comment 7 in our letter dated February 28, 2006 were stale when you filed Amendment No. 2 on Form SB-2 on March 31, 2006. Financial information included in your Form SB-2 filing must be as of a date less than 135 days of the date when your amendment is filed. Additionally, we remind you that you may need to provide comparative statements of income and cash flows if your updated interim financial statements include your third quarter results. Refer to Item 310(b) of Regulation S-B for additional guidance. Furthermore, as previously stated in comment 7 in our letter dated February 28, 2006, since you are an exploration stage enterprise, you are required to present cumulative statements of operations, cash flows and stockholders' equity since your inception to the most recent balance sheet date presented. Additionally, please update your summary financial information on page 4, plan of operations on page 23, and any other section of your filing, as necessary, to reflect the revisions from your updated interim financial statements.

Balance Sheets at October 31, 2005, page F-15

5. Please revise the July 31, 2005 column to include the (3,500) from the line item common stock subscriptions unpaid. It appears that this amount was inadvertently included in the October 31, 2005 column.

Part II

Undertakings, page II-5

6. We reissue comment 8 in our letter dated February 28, 2006. Please include the revised form of undertakings required by Items 512(a) and (g) of Regulation S-B. See Release No. 33-8591, effective December 1, 2005.

Exhibit 23.3

Independent Registered Public Accounting Firm's Consent

7. Please include the date when your independent registered public accounting firm signed the consent. Refer to Item 601(b)(23) of Regulation S-B. Additionally, please correct the date of the Report of Independent Registered Public Accounting Firm to match the date of their audit report. Furthermore, if your independent

accountants intend to include the filing date of your future amendment to Form SB-2 in their consent, please ensure that the date is updated to the filing date.

* * * * *

You may contact Yong Kim at (202) 551-3323 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements or related matters. Please contact Albert Yarashus at (202) 551-3239, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3270 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karen Batcher
      FAX (619) 789-6262